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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


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                                SCHEDULE 14D-9
                               (Amendment No. 1)
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934


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                              ECKERD CORPORATION
                           (Name of Subject Company)


                              ECKERD CORPORATION
                     (Name of Person(s) Filing Statement)


                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)


                                   278763107
                     (CUSIP Number of Class of Securities)



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                              Eckerd Corporation
                             8333 Bryan Dairy Road
                                Largo, FL 33777
                       Attention: Robert E. Lewis, Esq.
                        Vice President/General Counsel
                                (813) 399-6000
          (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications on Behalf of
                        the Person(s) Filing Statement)

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                                With a copy to

                              Clare O'Brien, Esq.
                              Shearman & Sterling
                             599 Lexington Avenue
                              New York, NY 10022
                                (212) 848-4000


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           This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 dated November 7, 1996 of Eckerd Corporation (the "Company"), with respect to the tender offer made by Omega Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of J.C. Penney Company, Inc., a Delaware corporation ("Parent"), to purchase 35,252,986 shares of common stock, $.01 par value per share (the "Shares"), of the Company, or such other number of shares representing 50.1% of the Company's outstanding common stock on the date of purchase, at $35.00 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated November 7, 1996, and in the related Letter of Transmittal and any amendments or supplements thereto.

Item 4.    The Solicitation or Recommendation

           Item 4(b)(1) is hereby amended and supplemented as follows:

           During a meeting on October 29, 1996, Company A proposed to acquire the Company for a price of $33 per share, payable 50% in cash and 50% in stock of Company A (which is publicly traded). The acquisition would be structured as a cash tender offer followed by a back-end merger at a fixed exchange ratio.

           The Board considered the proposal of Company A in light of the proposal received from Parent. Following presentations by Merrill Lynch with respect to both proposals, and after its discussions of both proposals, the Board concluded that because, among other things, of the $2 per share price differential, the Parent proposal unequivocally provided superior value to the Stockholders.

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                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       ECKERD CORPORATION


                                       By:   /s/ Francis A. Newman
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                                          Name:  Francis A. Newman
                                          Title:  President and
                                                  Chief Executive Officer


Dated:  December 3, 1996